John Hancock Trust
601 Congress Street
Boston, MA 02210
May 8, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	John Hancock Trust (“JHT”) File Nos. 2-94157; 811-04146
Dear Sir/Madam:
This letter is in response to comments received via telephone on May 5, 2008, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-Effective Amendment No. 79 to the Registration Statement of JHT on Form N-1A as filed with the SEC on April 16, 2008 (accession no. 0000950135-08-002555) (“Amendment No. 79”), which relates to the registration of the shares of a new series of JHT, American Diversified Growth & Income Trust (the “Fund”). Set forth below is a summary of each comment followed by JHT’s response. Page references are to the bottom page numbers in Amendment No. 79. The changes in response to staff comments will be made in the Fund’s definitive prospectus and Statement of Additional Information (the “SAI”), which will be filed in accordance with Rule 497(c) under the Securities Act of 1933, as amended.
Prospectus
Comment 1 — pages 1 and 2
The information on pages 1 and 2 of the prospectus (the disclosure prior to the table of Fund Annual Expenses) should be removed or relocated since Instruction C.3(a) to Form N-1A requires that no information other than the Table of Contents precede the information required by Items 2 and 3 of Form N-1A (the Risk/Return Summary).
          Response
The disclosure will be changed to comply with Instruction C.3(a) to Form N-1A.
Comment 2 — page 4
Disclose generally the amount to be invested in each of the 10 Underlying Funds or, alternatively, disclose the amount to be invested in the various asset classes (bond, equities, etc.).
          Response
The following disclosure will be added:
“Either directly or through the Underlying Funds, the Fund will invest in equity securities and fixed income securities, which may include high yield (high risk) bonds and emerging market securities. The Fund has no limitation on the amount that may be invested in equity securities and fixed income securities. The Fund currently anticipates investing approximately 75% of its assets in equity securities and 25% of its assets in fixed income securities, although this allocation may change in the future depending on market conditions.”
Comment 3
If any of the Underlying Funds invests in subprime mortgages, disclose the risks of investing in these mortgages.

          Response
The risks of investing in subprime mortgages and other distressed investments has been included in the prospectus.
Comment 4 — page 3
If the expenses of entering into short sales is significant (0.05% or more), show this expense as a separate line item in the Expense Table. Otherwise, include the expenses of entering into short sales under Other Expenses with a footnote explaining that Other Expenses includes the expenses of short sales.
          Response
The Fund has not yet commenced operations. Therefore, the Expense Table is based on estimates for the current fiscal year. The expenses of entering into short sales are not included since the Fund does not currently anticipate entering into such transactions during the current fiscal year.
Comment 5 — page 5
Under “Principal Risks of Investing in Underlying Funds,” add the risk of investing in short sales.
          Response
This change will be made.
STATEMENT OF ADDITIONAL INFORMATION
Comment 6
In accordance with Item 14(a)(3) of Form N-1A, describe the method of calculating the subadvisory fee and the amount of subadvisory fee to be paid to the subadviser.
          Response
Consistent with the requirements of Item 14(a)(3) of Form N-1A, the disclosure in the SAI relating to the subadvisory agreement will be revised to describe more fully the method of calculating the subadvisory fees and the amount of the subadvisory fees paid to the subadviser.
Comment 7
Under “Investment Restrictions — Fundamental,” there are two restrictions relating to senior securities that conflict. Clarify which is the correct restriction.
          Response
The restriction regarding senior securities in the first paragraph under this heading will be deleted.
Comment 8
The stated aggregate number of funds in the John Hancock Fund complex does not appear to be correct based on the number of funds listed separately for JHT, JHF II, JHF III and John Hancock funds.
          Response
The number of funds in the John Hancock Fund complex will be changed to 286.

Comment 9
In the “Trustee Emeritus” table, delete the reference to footnote 4 since there is no such footnote.
          Response
This change will be made.
Comment 10 — page 50
Under “Redemption of Shares — Special Redemptions” in the SAI, indicate that since the Fund reserves the right to pay redemption proceeds in whole or in part in portfolio securities, the cost of disposing of securities received in a redemption in kind is a risk of investing in the Fund. This disclosure should be included in both the prospectus and SAI.
          Response
This change will be made.
Comment 11 — page 53
Under “Shareholders of JHT — Voting of Shares” in the SAI, state that:
“The effect of such proportional voting is that a small number of contract owners can determine the outcome of the voting.”
          Response
This change will be made.

Per the SEC staff’s request, JHT acknowledges the following:
•	JHT is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•	Staff comments or changes to disclosure in response to staff comments on the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and
•	JHT may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact the undersigned at 617-663-2166 if you have any questions regarding this letter.
Sincerely,
/s/ Betsy Anne Seel
Betsy Anne Seel
Senior Counsel
cc: Alison White, SEC Examiner